UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 4)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Intercept Pharmaceuticals, Inc.

(Name of Subject Company)

Intercept Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45845P108
(CUSIP Number of Class of Securities)

Jerome Durso

President and Chief Executive Officer

305 Madison Avenue

Morristown, NJ 07960

(646) 747-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Intercept Pharmaceuticals, Inc., a Delaware corporation (“Intercept”) with the Securities and Exchange Commission (the “SEC”) on October 11, 2023, relating to the tender offer by Interstellar Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Alfasigma S.p.A., an Italian società per azioni (joint stock company) (“Alfasigma”), to purchase all of the issued and outstanding shares of Intercept common stock, par value $0.001 per share (the “Shares”), for $19.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2023 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time), which, together with the Offer to Purchase, constitute the “Offer.”

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

The following new subsection is added before the final subsection entitled “Item 8. Additional Information — Forward-Looking Statements”:

Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., Eastern Time on November 7, 2023, and was not extended. Computershare Trust Company N.A., in its capacity as depositary for the Offer, has advised Purchaser that, as of the expiration of the Offer, 31,158,412 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 74.5% of the total number of Shares outstanding at the time of the expiration of the Offer. Accordingly, the Minimum Condition has been satisfied. Purchaser has accepted, and has stated that it will promptly on or after the Expiration Date pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. In addition, Computershare Trust Company N.A., in its capacity as depositary for the Offer, has advised Purchaser that notices of guaranteed delivery have been delivered with respect to 2,617,509 additional Shares, representing approximately 6.3% of the total number of Shares outstanding at the time of the expiration of the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser has ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of the stockholders of Intercept. Accordingly, following completion of the Offer, Alfasigma and Purchaser will effect the Merger in accordance with Section 251(h) of the DGCL in which Purchaser will merge with and into Intercept, with Intercept surviving the Merger and continuing as a wholly owned subsidiary of Alfasigma. In the Merger, each Share outstanding (other than (i) Shares held in the treasury of Intercept or owned by Alfasigma or Purchaser or any of their respective direct or indirect wholly owned subsidiaries immediately prior to the Effective Time and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be cancelled and converted into the right to receive an amount of cash equal to the Offer Price, without interest and less any applicable tax withholding. The Shares are expected to cease to trade on Nasdaq prior to the opening of business on November 8, 2023, and will be delisted from Nasdaq and deregistered under the Exchange Act. Alfasigma and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Intercept’s reporting obligations under the Exchange Act as promptly as practicable.

On November 8, 2023, Alfasigma issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.

Item 9. Exhibits

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(L)	Press Release issued by Alfasigma S.p.A., dated November 8, 2023 (incorporated by reference to Exhibit (a)(5)(v) to the Tender Offer Statement on the Schedule TO).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2023

Intercept Pharmaceuticals, Inc.

By:	/s/ Jerome Durso
Name: Jerome Durso
Title: President and Chief Executive Officer

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